

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

George Schrade
Principal Financial Officer
Graham Alternative Investment Fund I LLC
c/o Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

Re: Graham Alternative Investment Fund I LLC
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-53965

Dear George Schrade:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets